

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 25, 2010

Jerry Pascucci
President & Director
Citigroup Diversified 2000 Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **Diversified 2000 Futures Fund L.P.**
> **(f/k/a Citigroup Diversified 2000 Futures Fund L.P.)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-32599**

Dear Mr. Pascucci:

We have completed our review of your filing and have no further comments at
this time.

Sincerely,

Karen Garnett
Assistant Director